SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	January	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Receives FDA Approval to add 40mm Valve Size to the TIARA-I Clinical Trial

Document 1

Neovasc Receives FDA Approval to add 40mm Valve Size to the TIARA-I Clinical Trial

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Jan. 11, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced the US Food and Drug Administration (FDA) has granted approval for participating physicians to treat patients with its 40mm Tiara™ valve in the Company's TIARA-I Early Feasibility Trial.

"We believe the addition of the 40mm size is an important step in the Tiara program and should significantly increase the number of patients eligible for treatment," stated Neovasc CEO Alexei Marko.  "With both the 35mm and 40mm sizes now available, we are continuing development activities to bring additional sizes into clinical use".

The TIARA-I Early Feasibility Trial is a multinational, multicenter trial being conducted at centers in the US, Europe and Canada to assess the safety and performance of Neovasc's Tiara™ Mitral Valve System and implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation (MR).  Severe MR is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death.

About Tiara

Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation (MR) by replacing the diseased valve. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. alone. Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach and is designed to replace the diseased native mitral valve without the need for open-heart surgery or use of a cardiac bypass machine.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including statements regarding our plans to develop and commercialize products and the timing of those development programs, sources of revenues and anticipated revenues and our estimates regarding our capital requirements and future revenues, expenses and profitability and including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements are based on material assumptions  and involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such material assumptions and factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the potential benefits of the Neovasc Reducer™ and Tiara™; the Company's receipt of any required local and institutional approvals, European enrollment and the success of applications in Europe; our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. No assurances can be given as to future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 11-JAN-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: January 11, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer